May 30, 2007
VIA EDGAR CORRESPONDENCE, FACSIMILE AND FEDERAL EXPRESS
Carmen Moncata-Terry
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Foothills Resources, Inc. Amendment No. 4 to Registration Statement on Form SB-2 Filed May 30, 2007 File No. 333-137925
Dear Ms. Moncata:
This letter accompanies Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”), filed with the Commission on the date hereof. The only changes from Amendment No. 3 are: (i) inclusion of updated financial statements, (ii) various updates to operational disclosures, (iii) updates to the dates of the prospectus, the signatures and the consents, (iv) revisions to Note 2 of the Texas Properties statements previously suggested by Mark Wojciechowski, the SEC accounting reviewer, (v) revisions to the selling stockholders’ table reflecting the current holdings, (vi) the substitution of Akin Gump Strauss Hauer & Feld as counsel for Foothills Resources, Inc., (vii) the substitution of an Akin Gump opinion as Exhibit 5.1, (viii) revisions to the total number of shares and warrants under the prospectus, (ix) the addition of a Plan of Distribution section, (x) inclusion of a Management’s Discussion and Analysis rather than a Plan of Operation, (xi) an updated statement and consent from the auditors, and (xii) a revised exhibit list. As a courtesy, we have also included three redlined documents comparing Amendment No. 3 to No. 4.
Please feel free to call me at (661) 716-1320 or our counsel, C.N. Franklin Reddick at (310) 229-1000, if you require additional information or clarification of our responses.
Sincerely,
FOOTHILLS RESOURCES, INC.
/s/ W. Kirk Bosché
Mr. Kirk Bosché
Chief Financial Officer
cc:      Mark Wojciechowski, Securities and Exchange Commission